August 17, 2018

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Mr. Craig Wilson and Mrs. Rebekah Lindsey

Re:    First Data Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 1, 2018
File No. 001-11073

Dear Mr. Wilson and Mrs. Lindsey:

On behalf of First Data Corporation (the “Company”), I am writing in response to the comments contained in the staff’s comment letter dated August 8, 2018 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “10-Q”). For the convenience of the staff’s review, set forth in italics below are the comments contained in the Comment Letter, followed by the supplemental responses of the Company.

1.
In your letter to us dated September 19, 2014, you told us that you could have indirect contact with Syria and Sudan in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which you provide processing services. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any direct or indirect contacts with Syria and Sudan during the last three fiscal years and the subsequent interim period, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance, your third quarter 2017 earnings conference call transcript quotes your Chief Executive Officer as stating that First Data was chosen as the issuer processing partner for First Abu Dhabi Bank. First Abu Dhabi Bank has branches and an office in Sudan. Tell us whether any contacts involve the governments of Syria or Sudan or entities controlled by those governments.

RESPONSE:

The Company’s contacts with Syria or Sudan have not changed since the letter of September 19, 2014. The Company does not have, and has not had during the last three fiscal years and the subsequent interim period, any business operations, subsidiaries or affiliate entities in Syria or Sudan. As you stated, the Company has entered an agreement with First Abu Dhabi Bank to provide processing for credit card portfolios of certain jurisdictions. However, the jurisdictions for which the Company provides processing services under the agreement do not include Syria or Sudan. The Company does not have, and has not made during the last three fiscal years and the subsequent interim period, any direct arrangements to provide products or services into Syria or Sudan, or any agreements, commercial arrangements, or other contacts with the governments of those countries or, to its knowledge, entities they control.

As we stated in our letter of September 19, 2014, while the Company does not have any direct contacts in these countries, it is possible that, to the extent Visa or MasterCard are accepted in Syria or Sudan, the Company could have indirect contact in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which the Company provides processing services.

2.	Please tell us and revise future filings to disclose the method by which you amortize initial payments for new contracts and contract renewals over the period of benefit. Refer to ASC 340-40-50-2.

RESPONSE:

We amortize initial payments for new contracts and contract renewals on a straight-line basis as a reduction of revenue over the benefit period, which is generally the contract term, unless a commensurate payment is not expected at renewal.  We believe that using the straight-line method matches the pattern that goods and/or services are transferred to our customer. We will clarify our disclosure in future filings.
If you have any questions regarding the foregoing, please contact Matt Cagwin, Senior Vice President, Corporate Controller and Chief Accounting Officer at (404) 890-2969 or Stan Andersen, Senior Vice President, Associate General Counsel and Corporate Secretary at (402) 951-7007.

Very truly yours,

/s/ Matt Cagwin
Matt Cagwin
Senior Vice President, Corporate Controller and Chief Accounting Officer